GOLDEN HEAVEN GROUP HOLDINGS LTD.

March 30, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nasreen Mohammed
Rufus Decker
Alyssa Wall
Donald Field

Re:	Golden Heaven Group Holdings Ltd.
Registration Statement on Form F-1, as amended (File No. 333-268166)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Golden Heaven Group Holdings Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on March 30, 2023, or as soon thereafter as practicable.

Very truly yours,

Golden Heaven Group Holdings Ltd.

By:	/s/ Qiong Jin
Name:	Qiong Jin
Title:	Chief Executive Officer, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC